Exhibit (a)(5)(F)

To:         Mattress Firm Employee Equity Holders

From:    Human Resources

Date:     September 13, 2016

RE:       Treatment of Mattress Firm Holding Corp. Equity Awards

You are receiving this communication because you currently hold unvested equity awards (one or more, or any combination of, time-based options to purchase shares of common stock, par value $0.01 per share, of Mattress Firm Holding Corp. (“Common Stock”), performance-based options to purchase shares of Common Stock, time-based restricted shares of Common Stock and performance-based restricted shares of Common Stock) that will, subject to the completion of Steinhoff International Holdings N.V. (“Steinhoff”)’s acquisition of Mattress Firm Holding Corp. (the “Company”), experience accelerated vesting as a result of such acquisition.

At this time we do not have a formal closing date for Steinhoff’s acquisition of the Company.  However, we are anticipating a closing soon after the expiration of the tender offer which is currently scheduled for midnight, Eastern Time, on September 13, 2016.  As of the closing date, all unvested equity awards will vest, be cancelled and then be converted into a right to receive an amount of cash having an equivalent gross value.  For information on how to calculate the gross amount of cash to which you may be entitled, please see the memorandum dated, August 8, 2016, “Information on your Equity,” previously circulated by the Company.  The Company will then deposit the cash (less applicable tax withholdings) in your UBS account.  Even though the vesting will be effective as of the closing date, the conversion and funding processes will occur over the 5-10 business day period immediately following the closing date.  The net cash for your accelerated equity awards will be available in your UBS account at that time.

For questions regarding your UBS account please contact:

UBS One Source Website

www.ubs.com/onesource/mfrm

Stock Benefit Plan Call Center

Monday – Friday, 3:00am – 11:00pm ET

855 MFRM ROX

(855-637-6769)

Tax Withholdings

You will be required to pay applicable taxes (e.g., Federal Income Tax, FICA Tax, Medicare and Medicare Supplemental Tax and State Income Tax) in connection with the accelerated vesting of your equity awards.  Therefore, amounts will be withheld from the gross amount of cash due to you to cover applicable tax withholding.  Your total applicable tax rate will depend on numerous factors, including the total amount of gross taxable income that is attributable to you over the calendar year and the amount of FICA taxes you have paid to date.  The gross amount and applicable taxes withheld will be reported on your Form W-2 from Mattress Firm.  For questions regarding tax withholding please contact your tax advisor.

Participation in the Steinhoff Tender Offer

By now you should have received notification from UBS, Computershare or your personal brokerage firm, as applicable, of Steinhoff’s tender offer to purchase all of the issued and outstanding shares of the Company’s Common Stock for $64 per share.  You may, if you choose, participate in the offer and tender to Steinhoff any or all of the vested shares of Common Stock that you hold.  You may tender your vested shares to Steinhoff until midnight, Eastern Time, on September 13, 2016, at which time the tender offer expires.

If your shares are held by UBS and you would like to participate in the tender offer, please contact:

William F. Thoms, CEP
Senior Vice President - Investments
Corporate Stock Benefits Consultant
UBS Financial Services Inc.
Tel: 847-498-7737

Cell: 847-840-8232

william.thoms@ubs.com

If your shares are held by Computershare and you would like to participate in the tender offer, please contact:

1 (800) 962-4284

If your shares are held by your personal brokerage firm and you would like to participate in the tender offer, please contact your brokerage firm directly.

Vested Equity Holdings

If at the time of the closing, you hold (vested, unexercised options to purchase shares of Common Stock, your equity will be, as of the closing date, cancelled and you will have the right to receive an amount of cash having an equivalent gross value for such equity.  For information on how the gross amount of cash to which you may be entitled to will be calculated, please see the memorandum dated, August 8, 2016, “Information on your Equity,” previously circulated by the Company.  Any cash due to you respecting your previously vested, unexercised stock options will be net of applicable withholding taxes and will be deposited, within 5-10 business days immediately following the closing, into your UBS account.

If you hold vested shares of Common Stock, as noted above, you may participate in the Steinhoff tender offer and tender those shares to Steinhoff until midnight, Eastern Time, on September 13, 2016, the time at which the tender offer expires.  If the offer expires and you still hold vested shares of Common Stock and have not exercised your appraisal rights with respect to such shares, at the closing, your shares will be converted into the right to receive the same amount of cash per share that you would have received had you tendered your shares into the offer.  However, the timing of when this payment will be made to you will depend on the brokerage firm, bank or other company (e.g., UBS, Computershare) at which you hold your vested shares and may take longer to be paid to you than if you had participated in the tender offer.  You will need to contact the brokerage firm, bank or other company (e.g., UBS, Computershare) at which you hold your vested shares for instruction on how to request, as well as the timing of, this cash payment if you elect not to participate in the tender offer.

The gross amount of the conversion will be reported on your Form 1099 from UBS, Computershare or your personal brokerage firm, as applicable.  Please consult your tax advisor should you have any questions regarding your tax obligations.

Please be mindful that you are subject to the current Company’s blackout period, which restricts trading in the Company’s securities and is scheduled to be in effect through the second full trading day following the Company’s public announcement of its earnings for the second quarter.  While the Company’s blackout period is in effect, you generally should not sell your vested shares of Common Stock and are prohibited from exercising your vested stock options.  You may, however, as noted above, tender your vested shares of Common Stock into the tender offer while it is open.  For more information on the Company’s blackout period, please see the Company’s Insider Trading Policy, available at http://ir.mattressfirm.com/governance.cfm or contact the Legal Department.

Other Important Information

Prior to the anticipated closing of the proposed acquisition, equity vesting events are scheduled to occur on September 2nd, September 4th, and September 9th, respectively.  These vesting events relate to performance- and time-based equity awards and the restrictions on these awards will be removed if the applicable vesting criteria are achieved.  Vested shares of Common Stock will be available in your name at Computershare.  Vested, unexercised stock options will be reflected in your account with UBS.  Last month, you were sent a Restricted Stock Award Tax/Share Election notification from UBS to select your tax election for these awards.  Since we will be subject to blackout restrictions until two full trading days after the release of the Company’s earnings for 2016’s second fiscal quarter, you will not be able to select the “Sell to Cover” option for satisfying your tax obligations from these vesting events.  Therefore, the options will be 1) “Withhold to Cover” or 2) “Cash”.  As noted above, you are also generally restricted, during the blackout period, from exercising any vested stock options and from selling any vested shares of Common Stock that you may hold.  The default tax election is “Withhold to Cover”, so no action is required unless you want to pay cash to cover your tax obligations.

For questions regarding your tax election options, please contact your tax advisor.

For questions regarding the process of selecting your tax elections, please contact:

UBS One Source Website

www.ubs.com/onesource/mfrm

Stock Benefit Plan Call Center

Monday – Friday 3:00am – 11:00pm ET

855 MFRM ROX

(1-855-637-6769)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This memorandum contains forward-looking statements regarding the Company, including, but not limited to, statements related to the expected timing and closing of the proposed acquisition of the Company by Steinhoff. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Steinhoff’s ability to complete the transaction on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of closing conditions such as, without limitation, the Company’s stockholders not tendering shares in the tender offer; the possibility that competing offers will be made; that a material adverse effect occurs with respect to the Company; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the outcome of legal proceedings that may be instituted against the Company and/or others related to the proposed transaction and those other risks detailed under the caption “Risk Factors” and elsewhere in the Company’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including in the Company’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2016 and Annual Report on Form 10-K for the year ended February 2, 2016, which are filed with the SEC. The Company cautions investors not to place considerable reliance on the forward-looking statements contained in this memorandum. The Company undertakes no duty or obligation to update any forward-looking statements contained in this memorandum as a result of new information, future events or changes in its expectations.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Nothing in this memorandum is a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company’s stock. STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) FILED BY STEINHOFF WITH THE SEC AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY THE COMPANY WITH

THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Stockholders can obtain these documents free of charge from the SEC’s website at http://www.sec.gov, or from the Company upon written request to Secretary, Mattress Firm Holding Corp., 5815 Gulf Freeway, Houston, Texas 77023, telephone number (713) 923-1090 or the Company’s website, http://ir.mattressfirm.com. Such materials filed by Steinhoff are also available for free at Steinhoff’s website, http://www.steinhoff.com.